

CLEVELAND WHISKEY 2020

THROUGH THE YEARS

2009

Moved into MAGNET

The operation left Tom's basement and moved into a small space in the MAGNET building at 1768 E 25th Street Cleveland OH.

2013

First Bottles Shipped

We shipped our first bottles of Black Reserve to liquor stores. People in the Cleveland area followed the trucks to the stores in order to get some.

Won First Medal

Black Reserve won it's first medal from San Francisco International Spirits competition.

2014

Cleveland Challenge

Over the course of the year 3600 blind taste tests were administered with consumers. Cleveland Black Reserve vs Knob Creek 9 year Small Batch. Consumers preferred Cleveland Black Reserve 54% of the time.

2015

Presidential Visit

President Obama visited the distillery as part of his visit to the area. The full story is a great part of our distillery tour.

Underground Bourbon Launch

The Cleveland Underground Bourbon was launched featuring bourbon finished with Black Cherry wood, followed by Sugar Maple, Apple, Hickory, and Honey Locust.

2016

First Crowdfunded Equity Campaign

When equity crowdfunding was approved by the SEC, Cleveland Whiskey did the first equity raise.

Black Cherry Wins Gold

By the end of 2016 our spirits competition medal count was already 25 including a coveted Gold medal for our Bourbon finished with Black Cherry Wood from San Francisco International Spirits Competition.

2017

Largest Jump in Revenue to date

2017 saw a 61% jump in revenue year over year and was the breakout year into consistent double digit growth performance.

Nearly Doubled Medals

We earned 21 spirits competition medals, nearly doubling the total count in one year.

2018

Second Crowdfunded Equity Campaign

Offered equity in the company again and grew our investor crowd to more than 1600 people standing with Cleveland.



2018

First Rye Whiskey

Launched a Rye Whiskey finished with Black Cherry wood as part of the Underground brand.

2019

Record Open House

Christmas Bourbon open house saw 750 people and record sales.

Reached Profitability

Careful planning and solid growth and we turned a profit in 2019.

2020

First Wheated Bourbon

Two wheated bourbon offerings were created. One launched as a private label for chain stores and the other, Wheat Penny 1958, into our normal distribution channels.

FACT SHEET

Registered in the United States of America, State of Delaware C Corporation (VISPIRI INC D/B/A CLEVELAND WHISKEY); the Company's Federal Employer Identification Number is 83-3686461. Federal Distillery Permit (DSP) OH-S-20001

Established in 2009, Cleveland Whiskey shipped their first bottles in March of 2013 and has, to date sold over 500,000 bottles of bourbon and rye whiskey in 16 States and 7 countries including Germany, France, Belgium, Switzerland, Denmark, Japan, and China.

Named Whiskey Distillery Innovator of the Year[1] with over 88 Medals and Awards from World Whiskey Competitions. The company currently employs 16 full-time equivalents.

Revenue in 2019 totaled $2.0 with 2020 revenue expected to reach $2.7 million. The company reached profitability in 2019 and has seen continued revenue growth and profitability through Q1/Q2 in 2020. The estimated current company valuation is in excess of $22 million.[2]

1/ *2016 Berlin International Spirits Competition*

2/ *Based on Cleveland Whiskey 2018 equity raise with post-money valuation of $15.6 million.*



WE ARE INNOVATORS.
WE ARE CURIOUS.
WE ARE PASSIONATE.
WE ARE DISRUPTORS.
WE ARE MAKERS AND DOERS.

WE ARE CLEVELAND WHISKEY

OUR MISSION

is purposeful innovation, aggressive implementation. And continuing product improvement. We think it, we make it, we bring it to market. No limits, no excuses. That means making good whiskey and doing the right thing. Every day.

OUR VISION

is to not only be an industry leader and successful business, but to be an active contributor, responsible citizen, and positive force in the economic, environmental, and social health of our local community and region.

OUR STORY

In the summer of 2013, INC Magazine wrote a feature story about a new company called Cleveland Whiskey. It was an innovation focused; advanced technology manufacturing company that was about to disrupt an industry steeped in tradition. An industry dominated by billion-dollar conglomerates and companies that have not changed their methods in generations. Whiskey "traditionalists' had already called us heretics. Today we have distribution in 16 states, we reached profitability in 2019 and we are planning for a major expansion of production capacity and accelerated revenue growth.

Our media coverage includes local, national, and international press with outlets ranging from NBC Nightly News, The Wall Street Journal, Popular Science, and Forbes to Fresh Water Cleveland, NPR, and multiple stories on local television and in regional media. The coverage not only benefits the company but the city and region as well with a focus on innovation, technology and industry leadership.



COMPETING WITH THE BIG BRANDS



ALTHOUGH SMALLER IN SCALE THAN OUR MAINSTREAM COMPETITORS, CLEVELAND WHISKEY TECHNOLOGY ALLOWS US TO PRICE COMPETITIVELY WITH BRANDS LIKE KNOB CREEK AND MAKER'S MARK WHILE OFFERING A RANGE OF AWARD-WINNING, UNIQUELY UNCONVENTIONAL PRODUCTS.

- ⦿ **Priced Competitively**
- ⦿ **Innovative Distillery**
- ⦿ **Profitable Operations**
- ⦿ **Award Winning Offerings**


A
The Cleveland
CHALLENGE™
Pick the better whiskey.
Indulge your tastebuds then cast your vote by circling your favorite below
A
B

ONE IN TWO WHISKEY DRINKERS PREFER CLEVELAND WHISKEY OVER KNOB CREEK® SMALL BATCH BOURBON.

KNOB CREEK AGES 9 YEARS IN A BARREL.
CLEVELAND WHISKEY MATURES IN 24 HOURS.

CLEVELAND AS A BUSINESS

REVENUE BY YEAR
in millions



CUMULATIVE BOTTLE SALES (000'S)





"Americans aren't drinking beer like they used to... consumers increasingly turning to other alcoholic beverages like whiskey..."

FORTUNE MAGAZINE - MAY 10, 2018
BY NATASHA BACH

CLEVELAND WHISKEY'S GROWTH

DISRUPTIVE TECHNOLOGY, INNOVATION IN MARKETING, PRODUCT DIFFERENTIATION, MAINSTREAM PRICING AND RETAIL ADVANTAGE ALL LEAD TO BOTH DOMESTIC AND INTERNATIONAL EXPANSION. THERE IS SIGNIFICANT OPPORTUNITY TO DEVELOP BUSINESS ON A GLOBAL SCALE.

GROWTH 2016 - 2020 Y-T-D

Bottles Sold/Yr
+106%


Web Traffic
+322%


Gross Margin
+17pts


Revenue
+162%


Social Footprint*
+417%


*Includes website, Facebook Instagram twitter, and email database

OUR REACH



CLEVELAND



BERLIN



BOSTON



DETROIT



SAN FRANCISCO



NEW YORK



NASHVILLE



TOKYO



ATLANTA



NORFOLK



STANFORD



PARIS



SHANGHAI



LOS ANGELES



COLUMBUS

BY THE NUMBERS

Financial Projections ($)	2019	2020	2021	2022	2023
Revenue	2,005,312	2,403,343	3,267,840	11,782,692	28,407,270
Cost of Revenue	884,846	911,092	1,050,369	4,307,814	10,379,793
Gross Profit	1,120,467	1,492,251	2,217,472	7,474,879	18,027,477
Total Operating Expenses	1,316,901	1,342,486	1,642,225	2,891,104	4,815,685
Interest and Other	(215,504)	89,399	222,900	325,449	319,080
Pre-Tax Income (loss)	19,069	60,366	352,347	4,259,326	12,892,712
Adjusted EBITDA	(46,510)	310,985	961,467	5,219,995	13,911,635

These are forward-looking projections that cannot be guaranteed.

Notes: Federal Excise Taxes for all years is based on the 2020 excise tax rate. Any changes to this tax rate may have a material impact on our financial statements.

Amounts exclude non-cash stock-based compensation expense.

Other, net in 2019 includes non cash impact of favorable settlement of long-term liabilities, offset slightly by asset impairment charges and inventory write downs related to the Bricx business. Other, net in 2020 includes the impact of the Paycheck Protection Program forgivable loan, offset by certain costs related to the production of hand sanitizer.



OUR PROCESS

WE'VE BEEN TOLD THAT GOOD WHISKEY TAKES TIME, THAT WE SHOULDN'T CHANGE THE STATUS QUO, THAT TECHNOLOGY CAN'T POSSIBLY IMPROVE ON A PROCESS THAT HAS STAYED THE SAME FOR GENERATION AFTER GENERATION.

WE DISAGREE.



- **Intellectual Property**
- **Agile Product Development**
- **Unique Flavor Capabilities**
- **Automated Production**
- **Superior Quality Control**
- **Scalable Technology**
- **Risk Mitigation**
- **Accelerated Process**

With traditional processes, whiskey is continually absorbed into and subsequently released from the pores of an oak barrel. This subtracts undesirable flavors and adds more of the desirable ones. It's a passive process that can take years. Daily temperature and humidity changes impact internal barrel pressure and keep the fluids moving through the pores. You'll notice that Scotch is typically aged for a longer time than American whiskies. Temperatures, on average, are milder in Scotland and daily differentials are smaller, which account for a less active and therefore slower process.

At Cleveland Whiskey, we dramatically accelerate the cycles of temperature and pressure change associated with the aging of whiskey. Increasing surface area as well as the frequency and range of pressure differentials, all within a controlled and oxygenated environment radically changes the status quo, shifts dependence from passive barrel aging to an active, flavor-focused process which facilitates the development of unique, interesting and award-winning whiskies.

OUR PRODUCTS

CLASSIC AMERICAN BOURBONS, INNOVATIVE NON-TRADITIONAL WHISKIES, RYE, MALT, UNIQUE SINGLE BARRELS, SMALL-BATCH CUSTOM BLENDS AND CREATIVE EXTENSIONS ARE ALL PART OF AN EXPANDING CLEVELAND WHISKEY PRODUCT LINE.


Underground
Bourbon Whiskey Finished with Sugar Maple Wood
WHEAT PENNY
CLEVELAND
BOURBON WHISKEY
BLACK RESERVE
CLEVELAND
CHRISTMAS
Underground
Bourbon Whiskey Finished with Black Cherry Wood
Underground
Rye Whiskey Finished with Black Cherry Wood

CURRENT FUNDING

INVESTMENT TO DATE HAS BEEN SYSTEMATIC, STRATEGIC AND SUCCESSFUL IN BUILDING THE TECHNOLOGY, BUILDING THE BRAND AND BUILDING THE OVERALL EQUITY VALUE OF CLEVELAND WHISKEY.



WHAT WE'RE PROPOSING IS DISRUPTIVE. WE'RE NOT ONLY CHANGING TRADITIONAL WHISKEY PRODUCTION BUT ESTABLISHED BUSINESS AND FINANCIAL MODELS AS WELL.

COMPANY VALUATION, IN MILLIONS



Total funding to date is roughly $3.6 million and includes government grants, low interest loans, equity investments and convertible debt. Outside equity investment totals $2.4 million plus, an additional $500,000 in convertible debt.

Currently seeking $7.9 million to develop and build out an expanded production facility and visitor center.

OUR PLANS FOR THE MONEY WE RAISE

WE CAN GROW FASTER, BUILD ADDITIONAL CAPACITY, EXPAND OUR MARKETS, CONTINUE DEVELOPMENT OF INNOVATIVE TECHNOLOGY AND INCREASE EQUITY VALUE.

TARGET: $7.9 MILLION

The target raise for this is $7.9 million, which will be committed to a series of projects and initiatives as follows:

BUILDING CONSTRUCTION.

$3,350,000 for construction, necessary rehabilitation (as applicable), signage, core utility upgrades and build out including production space, tasting room and consumer centric areas, office, meeting areas, storage, repair, loading docks and storage/assembly space.

On July 14th, the company finalized a long-term lease for a historic building in the South Flats area of Cleveland. On the Cuyahoga River, just south of Collision Bend and within walking distance of major sports venues (Progressive Field and Rocket Mortgage Fieldhouse), the casino, popular restaurants districts, and other planned development. With 25,872 ft^2 of usable space and great views of both the river and downtown Cleveland, this will be the new home of Cleveland Whiskey. As first-entry into the Flats the company received terms allowing for an extended period or renovation and build-out. The company is pursuing historic tax credits as part of the necessary rehabilitation of the building.

PRODUCTION EXPANSION.

$2,975,000 for increases in production capacity, a new layer of automation and systematic technology improvements. Includes final engineering design and build-out of multiple modular reactor systems and associated support infrastructure, integrated fermentation systems, batch, and continuous distillation equipment as well as necessary blending/filtration, storage, and production bottling equipment. Additions to support equipment associated with the transport and packaging of materials ranging from pumps and piping to forklifts and pallet wrappers.

FFE/SOFT COSTS.

$2,175,000 for furniture, fixtures, and movable equipment as well as budgeted legal, architecture, engineering and accounting costs, loan processing fees and related consulting costs associated with funding and necessary permit revisions at the City, State and Federal level.



CREATIVITY IS THINKING UP NEW THINGS.

INNOVATION IS DOING NEW THINGS.

Theodore Levitt

WE'VE TURNED PRODUCTION UPSIDE DOWN; DRAMATICALLY REDUCED THE IMPACT OF TIME; ELIMINATED DEPENDENCE ON TRADITIONAL OAK BARRELS AND DISRUPTED A COSTLY SALES PROCESS. WE NEED MORE SPACE, MORE EQUIPMENT, MORE OPERATING CAPITAL AND MORE PEOPLE.

SOURCES OF FUNDS



**PUBLIC GRANTS /
FINANCING
$1,480,000**

City, County, State and
Federally supported and
subordinated low interest
loans and grants.

**EQUITY
$1,580,000**

Phased equity through selected
strategic partnerships

**WHISKEY BOND
$2,000,000**

Regulated crowd-funding initiative.
Discounted 6-year term bonds,
5% simple interest, accrued
and payable with principal upon
maturity. Secured by new-fill
whiskey barrels, convertible to
bottled whiskey upon maturity.
Implemented beginning Q4 2020
and extending into 2022.
Maximum funded $5,000,000.

**BANK DEBT
$2,000,000**

Long-term SBA/Bank
financing supported by
positive cash flow from
operations.

**FEDERAL/STATE
HISTORIC TAX
CREDITS
$800,000**

Application for initial
registration and Historic Tax Credits are
in progress.

CLEVELAND'S VOICE

CLEVELAND ISN'T JUST A CITY OR A PLACE, ITS AN ATTITUDE. ITS HARD WORKING, ENTREPRENEURIAL AND AUTHENTIC. IT'S EDGY WITHOUT BEING PRETENTIOUS. IT'S BELIEVING IN HONEST AND HARD WORK, CREATIVE THINKING, AND INNOVATION. IT'S SIMPLY MAKING GREAT PRODUCTS, TREATING PEOPLE WITH RESPECT, AND KEEPING AN OPEN MIND.





LEADERSHIP TEAM

Serial entrepreneur Tom Lix is Cleveland Whiskey's founder and CEO He was the President and Chairman of application services provider Public Interactive® which he founded in 1995 (acquired by National Public Radio®) and the former President of Market Pulse™, a Cambridge-based database software company and subsidiary of Computer Corporation of America.

Previously, he was President/Chief Operating Officer of Connecticut based Yankelovich Partners (merged into futures group Kantar https://consulting.kantar.com) where he consulted for leading food, beverage, hospitality and entertainment companies.

The list includes, among others, Guinness PLC, Proctor & Gamble, H. J. Heinz Company, Unilever, PepsiCo, The Clorox Company, Burger King, Harrah's Entertainment and the InterContinental Hotel Group. In addition, Lix has consulted to leading media companies and brands such as HBO®, Time magazine, and MTV Networks; travel and transportation companies including American Airlines, Amtrak and Northwest Airlines (now Delta); as well as service delivery and technology innovators that included American Express, FedEx® and Visa. More on LinkedIn https://www.linkedin.com/in/tomlix/



Reese Edwards is Cleveland Whiskey's Chief Financial Officer. After graduating from Tulane University in New Orleans, Reese was a roadie for a punk band before joining corporate America. He spent four years at Deloitte in the audit practice, then the next 10 years in publicly traded multi-national manufacturing companies. During his career, Reese was involved in multiple M&A deals on both the buy and sell side, with deals ranging from $6.5 million to $1.8 billion. He is a Certified Public Accountant, and the only Cleveland Whiskey employee that does not drink whiskey.



Donald Coffey is the Chief Science Officer for Cleveland Whiskey and Chief Technology Officer for EDGE Ingredients, LLC, an ingredient company supplying clean label products to the food and beverage industries. Previously, Don was Executive Vice President of Research, Development, and Innovation at MGP Ingredients, a leader in whiskey, neutral spirits, and gin manufacturing in the U.S. He also held research and commercial leadership roles at The Dow Chemical Company. Don earned his PhD in Food Chemistry from Michigan State University and recently, on a 55-day, 2,927-mile adventure, rode his bicycle cross-country.









Andrew Lix, son of company founder Tom Lix and former high achieving Quicken Loans Banker. Lix holds the position of National Sales Director and is responsible for all revenue generating activities as well as the leadership of the Cleveland Whiskey sales team. He's held various sales and marketing positions since joining the company in late 2012, only a few months before the company shipped its first bottles.

Brandon Conley, Distillery Manager. A former graphic artist, coffee roaster, beer enthusiast and amateur mead maker, Conley is a creative thinker who's driving significant product improvement initiatives and new product development. He's a hands-on consensus building team leader and key member of the management team. Brandon joined Cleveland Whiskey in 2015.

Rebecca Harmon, Marketing Director. Thoughtful and experienced integrator of design, art and analytics. Harmon joined the company in 2018 and leads the Cleveland Whiskey team responsible for multiple platform company messaging, creation and execution of all design elements and materials, as well as the management of both internal and external company events. Under her leadership, brand awareness and overall social media footprint has grown significantly and has been a key factor in driving revenue growth.

The company currently employs 16 FTE's with 9 in Sales and Marketing, 4 in Operations and 3 in Finance and Administration

DEVELOPMENT TEAM

Real Estate Legal Counsel: Thomas Coyne, Thompson Hine
Historic Tax Credit Legal Counsel: David Lewis, Thompson Hine
General Legal Counsel: Jonathon Vinocur, Thompson Hine
Historic Tax Credit Tax Advisor: Thomas Boccia, Novogradac
Architect: Paul Siemborski, T. Ron Reed, and Matt Janiak, DLR Group
Historic Tax Credit Consultant: Heather Rudge, HP Group LLC
National Historic Registry/Cleveland Historic Certification activities: Rick Sicha and Marcia Moll, PlaceMark
Financial Incentives: Tracey Nichols, Ken Kalynchuk, PMC
General Contractor/Builder: TBD
Environmental Consultant: John Garvey, Partners Environmental Consulting

Lessee: Vispiri Flats, LLC
  1768 East 25th Street
  Cleveland, Ohio 44114

Lessor: Flats South Cleveland LLC
  3311 Richmond Road, Suite 200
  Beachwood, Ohio 44122

AN INVESTMENT IN CLEVELAND WHISKEY IS AN INVESTMENT IN TECHNOLOGY, AN INVESTMENT IN INNOVATIVE AND AWARD-WINNING SPIRITS AND AN INVESTMENT IN CLEVELAND.



WWW.CLEVELANDWHISKEY.COM/INVEST

